                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
    [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                             -----------------

                                       OR

    [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM ___________________ TO _______________

                          COMMISSION FILE NUMBER 1-7573
                                                 ------

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    PARKER DRILLING COMPANY STOCK BONUS PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             PARKER DRILLING COMPANY
                         1401 ENCLAVE PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77077

PARKER DRILLING COMPANY
STOCK BONUS PLAN
INDEX
--------------------------------------------------------------------------------


                                                                                                   Page
                                                                                                   ----
Report of Independent Accountants                                                                    1

Financial Statements:
         Statements of Net Assets Available for Benefits
              at December 31, 2001 and 2000                                                          2

         Statements of Changes in Net Assets Available
              for Benefits for the Years Ended
                 December 31, 2001 and 2000                                                          3

         Notes to Financial Statements                                                               4

Supplemental Schedules:

         Schedule H, Line 4i - Schedule of Assets Held for
              Investment Purposes at End of Year                                                    11

         Schedule H, Line 4j - Schedule of Reportable
              Transactions for the Year Ended December 31, 2001                                     12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Parker Drilling Company Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Parker Drilling Company Stock Bonus Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, and Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Tulsa, Oklahoma
May 31, 2002

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                  2001           2000
                                                              ------------   ------------
ASSETS

Investments:
   Common stock of Parker Drilling Company at market
     value; 2,939,881 shares (cost $15,045,636) in 2001 and
     2,401,743 shares (cost $12,743,657) in 2000              $ 10,852,188   $ 12,160,533
   Other investments at market value (Note 2)                   25,836,884     30,346,500
                                                              ------------   ------------

   Total investments                                            36,689,072     42,507,033
                                                              ------------   ------------

Receivables:
   Employer matching contribution                                  177,737        219,842
   Employee salary reduction contribution                           93,986        277,557
                                                              ------------   ------------

   Total receivables                                               271,723        497,399
                                                              ------------   ------------

Total assets                                                    36,960,795     43,004,432
                                                              ------------   ------------

Net assets available for benefits                             $ 36,960,795   $ 43,004,432
                                                              ============   ============



   The accompanying notes are an integral part of these financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                        2001            2000
                                                    ------------    ------------
Contributions:
   Employer                                         $  1,902,156    $  1,853,274
   Employee salary reduction                           3,864,463       3,616,821
   Rollover contribution                                  64,267         129,202
Interest and dividend income                             316,379       2,407,663
Net appreciation (depreciation) in the fair value
   of investments                                     (6,532,539)       (562,364)
Distributions                                         (5,658,363)     (6,396,080)
                                                    ------------    ------------

Net increase (decrease)                               (6,043,637)      1,048,516

Net assets available for benefits at
   beginning of year                                  43,004,432      41,955,916
                                                    ------------    ------------

Net assets available for benefits at
   end of year                                      $ 36,960,795    $ 43,004,432
                                                    ============    ============



   The accompanying notes are an integral part of these financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS

         On September 1, 1980, Parker Drilling Company and subsidiaries (the "Company") adopted the Parker Drilling Company Profit Sharing Plan. Effective September 1, 1985, the name of the plan was changed to the Parker Drilling Company Stock Bonus Plan (the "Plan").

         GENERAL - The Plan is a voluntary defined contribution plan for the benefit of eligible employees of Parker Drilling Company and its participating affiliates (the "Company"). The Plan is intended to constitute a qualified profit sharing plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

         The following are the Plan's current investment funds. The Plan does not require collateral to support the financial instruments within the funds. All of these funds are available for participant investment elections.

         o PARKER DRILLING COMPANY STOCK - Contributions are invested in the Parker Drilling Company Stock Fund. The Trustee will acquire these shares either from Parker Drilling Company or other sources at the prevailing price on the New York Stock Exchange or in the open market. The number of shares acquired with employee contributions will be determined by the average price plus transaction cost of all shares acquired by the Trustee with participant contributions made during that payroll period.

         o AMERICAN CENTURY GROWTH INVESTORS FUND - Growth Investors is an equity fund that seeks capital growth over time by investing in common stocks considered by the fund management to have better-than-average prospects for appreciation.

         o AMERICAN CENTURY ULTRA INVESTORS FUND - Ultra Investors is an aggressive equity fund that seeks capital growth over time by investing in common stocks considered by the fund management to have a better-than-average prospect for appreciation. Its aggressive investment strategy tends to increase both its share price volatility and its growth potential over time.

         o AMERICAN CENTURY VALUE INVESTORS FUND - This fund seeks long-term capital growth first, with income as a secondary objective. The fund invests in medium-to large-sized companies that are believed by management to be undervalued at the time of purchase. Under normal conditions, the fund will have at least 65% of its assets invested in U.S. equity securities. This fund has moderate return potential with moderate price fluctuation.

         o AMERICAN CENTURY PRIME MONEY MARKET FUND - American Century Prime Money Market Fund seeks the highest level of current income consistent with preservation of capital. It buys high quality U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations. It is designed to protect investors from variations in principal value while providing modest income.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

         o AMERICAN CENTURY GNMA INCOME FUND - American Century GNMA Income Fund seeks to provide a high level of current income consistent with safety of principal and investment liquidity by investing primarily in mortgage-backed Ginnie Mae certificates.

         o AMERICAN CENTURY EQUITY INDEX FUND - Equity Index seeks the long-term capital appreciation potential of large capitalization blue chip stocks while minimizing risk through broad diversification. The fund invests in Barclays Global Investors' Equity Index Fund E, a highly diversified portfolio of the stocks included in the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

         o SCHWAB PERSONAL CHOICE RETIREMENT ACCOUNT INVESTMENT FUND - Participants have the option to transfer funds into a Schwab Money Market Account and to make investment decisions as to how they want Schwab to invest these funds. The participant must invest at least $1,000 and cannot invest more than 50% of the aggregate fair market value of their account on the trade date. No withdrawals or loans are funded by this account and fees and expenses for investments made by Schwab are charged to the participant's account.

         o STRATEGIC ASSET ALLOCATION - AMERICAN CENTURY STRATEGIC CONSERVATIVE, MODERATE AND AGGRESSIVE FUND - Strategic Allocation Funds seek a high level of return by investing in diverse asset classes (stocks, bonds, and money market securities).

         o INTERNATIONAL GROWTH FUND - International Growth Fund seeks capital growth by investing in a diversified international portfolio of stocks.

         o JP MORGAN US SMALL COMPANY FUND - US Small Company Fund seeks a high return from a portfolio of small company stocks.

         o PARTICIPANT LOANS - Effective September 1, 1996, a loan feature was added to the Plan which allows participants to borrow up to 50% of their total vested account balance, subject to a minimum and maximum borrowing limit of $1,000 and $50,000, respectively. Loans to participants are made over a maximum period of 60 months or for any period not to exceed 120 months if the purpose of the loan is to acquire the participant's principal residence. The interest rate is the prime rate plus one percentage point.

         ELIGIBILITY - All employees of the Company, other than employees covered by certain collective bargaining agreements, leased employees and employees who are not citizens of the United States (except for certain resident aliens), are eligible to participate in the Plan on the first of the month following the completion of three months of service with the Company.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

         BENEFITS - Unless a participant elects to defer payment of his or her benefits until a later date, the participant will receive a lump sum payment of his or her entire nonforfeitable interest in the Plan as soon as administratively feasible in which the later of the following events occurs:

         (a)      The participant reaches normal retirement date, or

         (b)      The participant terminates employment with the Company.


         CONTRIBUTIONS - Salary reduction contributions and employer matching contributions are accrued in the period the Company makes payroll deductions from plan participants.

         Profit sharing contributions from the Company are accrued when authorized by the Board of Directors.

         EMPLOYER'S CONTRIBUTION - MATCHING - The Company currently matches participant contributions 100% up to 3% and 50% in excess of 3% up to 5%. Matching contributions are credited to participant accounts as of each valuation date and are invested in common stock of the Company. Valuation dates are as of the date contributions are received by the Trustee.

         EMPLOYER'S CONTRIBUTION - PROFIT SHARING CONTRIBUTIONS - The employer's profit sharing contributions to the Plan are discretionary and are determined annually by the Board of Directors of the Company. At December 31 of each year, the employer's profit sharing contributions are allocated to each active participant's account based on the ratio of the participant's compensation for the Plan year to the total of active participants' compensation for the Plan year.

         The Board of Directors of the Company has not exercised its discretion to make a profit sharing contribution for the years ended December 31, 2001 and 2000.

         PARTICIPANTS' SALARY REDUCTION CONTRIBUTIONS - Eligible participants are not required to contribute to the Plan; however, they may elect to make voluntary contributions not to exceed 15 percent of their eligible earnings. Such voluntary contributions may be withdrawn from the Plan under hardship conditions approved by the Stock Bonus Plan Committee (the "Committee").

         PLAN ASSETS - All Plan assets are maintained in a trust administered by Chase Manhattan Bank. The trustee has authority to invest trust funds, subject to the provisions of the trust agreement.

         PLAN INCOME - Plan income or losses are allocated to all participants in the ratio that each participant's account bears to the total of all participant accounts.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

         During the years ended December 31, 2001 and 2000, certain administrative costs and expenses of the Plan were paid by Parker Drilling Company. These costs totaled $64,205 and $47,924, respectively.

         VESTING - Participants are always 100% vested in the value of contributions they have made to their accounts and the related income. As a result of a plan amendment, all participants in the Plan as of September 1, 1996 and all future participants became 100% vested for employer matching and profit sharing contributions and related income.

         AMENDMENT AND TERMINATION OF THE PLAN - The Plan can be amended or terminated by the Company at any time. In the event the employer elects to terminate the Plan, participants will become 100% vested in the value of their accounts.

         DISTRIBUTIONS - Employees may elect to receive distributions from the Plan in cash or Parker Drilling Company stock with cash distributed for fractional shares.

         INVESTMENT VALUATION - Investments in mutual funds traded on a national securities exchange are valued at the closing sales price on the last business day of the period. Parker Drilling Company stock is valued at the closing price on the last business day of the period according to the national securities exchange on which it is traded.

         INVESTMENT TRANSACTIONS - Purchases and sales of securities are reported on a trade-date basis. Gains or losses on sales of investments are determined on the first-in, first-out basis. Dividend income is reported on the ex-dividend date. Interest income is recorded as earned.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on investments.

         ACCOUNTING ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2.       INVESTMENTS

         Plan investments are summarized as follows:


                                                        DECEMBER 31,
                                                ----------------------------
                                                    2001            2000
                                                ------------    ------------
Parker Drilling Company common stock            $ 10,852,188*   $ 12,160,533*
                                                ------------    ------------
Other investments:
 American Century Growth Investors Fund            5,483,297*      7,537,641*
 American Century Ultra Investors Fund             4,494,129*      5,368,935*
 American Century Value Investors Fund               175,032              --
 American Century Prime Money
   Market  Fund                                    4,483,843*      4,706,770*
 American Century GNMA Income Fund                 1,761,033       1,511,218
 American Century Equity Index Fund                3,740,567*      4,811,854*
 Schwab Personal Choice Retirement
   Account Investment Fund                           864,585       1,028,998
 American Century Strategic Conservative Fund        274,503         155,921
 American Century Strategic Moderate Fund          2,377,961*      2,872,875*
 American Century Strategic Aggressive Fund          547,107         701,400
 International Growth Fund                            90,119          27,953
 JP Morgan US Small Company Fund                      73,121           3,776
 Participant loans                                 1,471,587       1,619,159
                                                ------------    ------------

 Total other investments                          25,836,884      30,346,500
                                                ------------    ------------

Total investments                               $ 36,689,072    $ 42,507,033
                                                ============    ============



         * Individual investment represents 5% or more of net assets available for benefits at the beginning of the year.

3.       TAX STATUS

         The Plan obtained its latest determination letter on April 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

         The Plan is intended to be a qualified trust under Section 401(a) of the Internal Revenue Code and exempt from federal income taxes under the provisions of Section 501(a). The Plan has a cash and deferred arrangement intended to meet the requirements of Section 401(k). Amounts contributed by the Company or by Plan participants will not be taxed to the participant until the participant receives a distribution or withdraws from the Plan.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.       RISKS AND UNCERTAINTY

         The Plan provides for various investment options in any combination of money market, fixed income, and equity mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes may materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

5.       PARTY-IN-INTEREST

         Certain Plan investments are shares of Parker Drilling Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. The fair value of this investment totaled $10,852,188 and $12,160,533 at December 31, 2001 and 2000, respectively.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


6.       FUND ALLOCATION

         The Parker Drilling Company common stock fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company. All other funds are participant directed.

         The following tables set forth information related to the Parker Drilling Company common stock fund's assets available for benefits as of December 31, 2001 and 2000 and the changes in such assets for the years then ended.

                                                COMMON
                                               STOCK OF
                                                PARKER
                                               DRILLING      PARTICIPANT
                                               COMPANY         DIRECTED          TOTAL
                                             ------------    ------------    ------------
Net assets available for benefits
  at December 31, 1999                       $  7,721,889    $ 34,234,027    $ 41,955,916
    Contributions:
        Employer                                1,853,274              --       1,853,274
        Employee salary reduction                 449,061       3,167,760       3,616,821
        Rollover contribution                       2,426         126,776         129,202
    Interest and dividend income                      380       2,407,282       2,407,662
    Net appreciation (depreciation) in the
        fair value of investments               4,745,476      (5,307,839)       (562,363)
    Distribution to employees                  (1,426,618)     (4,969,462)     (6,396,080)
    Interfund transfers                          (873,161)        873,161              --
                                             ------------    ------------    ------------

    Net assets available for benefits at
        December 31, 2000                    $ 12,472,727    $ 30,531,705    $ 43,004,432
                                             ============    ============    ============

                                                COMMON
                                               STOCK OF
                                                PARKER
                                               DRILLING      PARTICIPANT
                                               COMPANY         DIRECTED         TOTAL
                                             ------------    ------------    ------------
Net assets available for benefits
   at December 31, 2000                      $ 12,472,727    $ 30,531,705    $ 43,004,432
    Contributions:
        Employer                                1,902,156              --       1,902,156
        Employee salary reduction                 513,236       3,351,227       3,864,463
        Rollover contribution                       1,997          62,270          64,267
    Interest and dividend income                    3,134         313,245         316,379
    Net appreciation (depreciation) in the
        fair value of investments              (3,400,658)     (3,131,881)     (6,532,539)
    Distribution to employees                    (957,847)     (4,700,516)     (5,658,363)
    Interfund transfers                           495,180        (495,180)             --
                                             ------------    ------------    ------------

    Net assets available for benefits
        at December 31, 2001                 $ 11,029,925    $ 25,930,870    $ 36,960,795
                                             ============    ============    ============

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
SCHEDULE H, LINE 4i
AT DECEMBER 31, 2001
--------------------------------------------------------------------------------


   IDENTITY OF ISSUE,
    BORROWER, LESSOR                                                                                 CURRENT
    OR SIMILAR PARTY                           DESCRIPTION OF INVESTMENT                              VALUE
   -----------------                           -------------------------                             -------
Parker Drilling Company        Parker Drilling Company common stock                               $ 10,852,188(1)(2)
American Century               American Century Growth Investors Fund                                5,483,297(1)
American Century               American Century Ultra Investors Funds                                4,494,129(1)
American Century               American Century Value Investors Fund                                   175,032
American Century               American Century Prime Money Market Fund                              4,483,843(1)
American Century               American Century GNMA Income Fund                                     1,761,033
American Century               American Century Equity Index Fund                                    3,740,567(1)
Charles Schwab                 Schwab Personal Choice Retirement Account Investment Fund               864,585
American Century               American Century Strategic Conservative Fund                            274,503
American Century               American Century Strategic  Moderate Fund                             2,377,961(1)
American Century               American Century Strategic Aggressive Fund                              547,107
American Century               International Growth Fund                                                90,119
JP Morgan                      JP Morgan US Small Company Fund                                          73,121
Various                        Participant loans, interest rates ranging from 6.0% to 10.5%          1,471,587
                                                                                                  ------------

                                                                                                  $ 36,689,072
                                                                                                  ============

(1)  These investments are greater than 5% of assets available for benefits.

(2) Information on cost of investment is excluded as all investments except Parker Drilling Company Stock fund are participant directed. The Parker Drilling Company Stock Fund is considered to be nonparticipant directed. The cost of investment in Parker Drilling Company Stock Fund is $15,069,764.

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
SCHEDULE H, LINE 4j
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------




                                                                                                            CURRENT
                                                                                   EXPENSE                 VALUE OF
                                                                                  INCURRED                 ASSETS ON      NET
   IDENTITY OF        DESCRIPTION                 PURCHASE    SELLING    LEASE      WITH       COST OF    TRANSACTION   GAIN OR
 PARTY INVOLVED        OF ASSETS                   PRICE       PRICE     RENTAL  TRANSACTION    ASSET        DATE        (LOSS)
 --------------       -----------                ----------  ----------  ------  -----------  ----------  -----------   -------
SERIES OF
   TRANSACTIONS:

Parker Drilling     Parker Drilling
     Company             Common
                         Stock                   $4,759,953  $       --  $   --  $        --  $4,759,953  $ 4,759,953   $    --

Parker Drilling     Parker Drilling
     Company             Common
                         Stock                           --   2,437,866      --           --   2,440,454    2,437,866    (2,588)

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                       PARKER DRILLING COMPANY
                                       STOCK BONUS PLAN

                                       By   /s/ David W. Tucker
                                            ------------------------------------
                                            Chairman of the Committee,
                                            Corporate Treasurer

Date: June 21, 2002

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 23.1  --              Consent of Independent Accountants